THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON MARCH 12, 1996 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.






                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934

                           LONESTAR HOSPITALITY CORPORATION
                                   (Name of Issuer)


                             COMMON STOCK, PAR VALUE $.01
                            (Title of Class of Securities)


                                     542387 10 5
                                    (CUSIP Number)

                                 Mark D. Wigder, Esq.
                   Jenkens & Gilchrist, a Professional Corporation
                             1445 Ross Avenue, Suite 3200
                               Dallas, Texas 75202-2799
                                    (214) 855-4500
                         (Name, Address and Telephone Number
                           of Person Authorized to Receive
                             Notices and Communications)


                                  February 29, 1996
               (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-- l(b)(3) or (4), check the following box .

          Check  the following  box  if  a  fee is  being  paid  with  this
          statement                                     x.  (A  fee is  not
          required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
          (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)
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          CUSIP No. 542387 10 5

               1 .  Names    of   Reporting   Persons    S.S.   or   I.R.S.
                    Identification Nos. of Persons:
                         George Sharp

               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)            (b)

               3.   SEC Use Only

               4.   Source of Funds (See instructions)          00

               5.   Check  box  if  Disclosure   of  Legal  Proceedings  is
                    Required Pursuant to Items 2(d) or 2(e)

               6.   Citizenship or Place of Organization     United States

                Number       of
                S h a r e s
                Beneficially
                Owned  by  Each
                Reporting
                Person With       7.  Sole Voting Power       6,327,000

                                  8.  Shared Voting
                                      Power                      0


                                  9.  Sole Dispositive
                                      Power                   6,327,000

                                 10.  Shared
                                      Dispositive Power          0


               11.  Aggregate  Amount Beneficially Owned  by Each Reporting
          Person
                                       6,327,000

               12. Check if the Aggregate Amount in Row 11 Excludes Certain Units (See Instructions)

               13.  Percent of Class Represented by Amount in Row 11.
                                         24.9

               14.  Type of Reporting Person (See Instructions):
                                          IN
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                                     Schedule 13D

          Item 1.   Security and Issuer.

                    (a)  Title of the class of equity securities:

                         Common stock, par value $.01 ("Common Stock")

                    (b)  Name and address of the issuer:

                         LoneStar Hospitality Corporation (the "Issuer" or "Company")
                         3131 Turtle Creek Blvd., Suite 1301
                         Dallas, Texas 75219

          Item 2.   Identity and Background.

               (a)  Name:

                         The person on whose behalf this statement is filed
                    is George Sharp.

               (b)  Business address:

                         Mr.  Sharp's business  address is 2950  North Loop
                    West, Suite 1900
                         Houston, Texas 77092.

               (c)  Principal business:

                         Mr.  Sharp is  the President  and Chief  Executive
                    Officer of the Issuer. The Issuer develops and markets software products. The Issuer's address is 3131 Turtle Creek Blvd., Suite 1301, Dallas, Texas 75219.

               (d)  Criminal convictions:

                         Mr.  Sharp has  not been  convicted in  a criminal
                    proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

               (e)  Civil proceedings:

                         Mr.  Sharp has  not  been subject  to a  judgment,
                    decree or final order enjoining future violations of or mandating activities subject to federal securities laws or finding any violation with respect to such laws.
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               (f)       Mr. Sharp is a citizen of the United States.

          Item 3.   Source and Amount of Funds or Other Consideration.

                         Not Applicable.

          Item 4.   Purpose of Transactions.

                         Effective  February 29,   1996,  Citadel  Computer
                    Systems Incorporated ("Citadel") merged into a wholly owned Delaware subsidiary of the Company, pursuant to a Second Amended and Restated Agreement and Plan of Merger, dated February 29, 1996 (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, each stockholder of Citadel is entitled to receive 4.5 shares of Common Stock of the Company for each share of common stock of Citadel held by such stockholder. Prior to the Merger, Citadel had 3,000,000 shares of common stock outstanding. In addition, each outstanding option and warrant to purchase capital stock of Citadel became an option or warrant to purchase a number of shares of Common Stock of the Company equal to 4.5 times the number of shares subject to the Citadel options and warrants at the same aggregate exercise price of the Citadel options and warrants. Former stockholders of Citadel now own approximately 75% of the issued and outstanding shares of Common Stock of the Company on a fully diluted basis. Pursuant to the terms of the Merger Agreement, Mr. Sharp was elected to the Board of Directors of the Company. The Company intends to submit for stockholder approval changing the Company's name to Citadel Computer Systems Incorporated, as soon as practicable. The Merger Agreement is set forth as an exhibit hereto.

                         Whether   Mr.   Sharp  (the   "Reporting  Person")
                    purchases,  otherwise  acquires,  sells   or  otherwise
                    disposes of any additional shares of Common Stock, and the amount, method and timing of any such acquisitions
                    or   dispositions,  will  depend  upon  such  Reporting
                    Person's   assessment,  on   a  continuing   basis,  of
                    pertinent  factors,  including,  among   other  things:
                    (i) the availability of such shares of Common Stock for purchase or sale at particular price levels or upon particular terms; (ii) the business and prospects of
                    the   respective  Reporting  Person  and  the  Company;
                    (iii) other business investment opportunities available
                    to  the  respective  Reporting   Person;  (iv) economic
                    conditions;   (v) money   market   and   stock   market
                    conditions; (vi) the attitude and actions of other stockholders of the Company; (vii) the availability and nature of opportunities to acquire or dispose of Common Stock; and (viii) other plans and requirements of the
                    respective  Reporting  Person.    Depending   upon  the
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                    respective Reporting Person's assessment of these facts
                    from time to time, the respective Reporting Person may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares,
                    market  purchases,  a   tender  offer,   a  merger   or
                    otherwise) or to dispose of some or all of such Reporting Person's Common Stock.

                         The Reporting  Person, through his  position as  a
                    stockholder, officer and director, intends to influence the policies of management and may from time to time recommend actions relating to items (a)-(j) below; however, at this time, except as stated above, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Company by any person;
                    (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

          Item 5.   Interest in Securities of the Issuer.

               (a) As of the date of this filing, Mr. Sharp is the beneficial owner of 6,327,000 shares of the Issuer's Common Stock. This amount includes (i) 3,402,000 shares of Common Stock that Mr. Sharp is entitled to receive pursuant to the Merger Agreement (ii) 675,000 shares that Mr. Sharp may acquire upon exercise of options at an exercise price of $.44 per share and
                    (iii) 2,250,000 shares that Mr. Sharp may acquire upon exercise of options at an exercise price of $.01 per share. These 6,327,000 shares represent approximately

                    24.9% of the outstanding Common Stock.

               (b) Mr. Sharp has sole voting and dispositive power over the 6,327,000 shares of Common Stock.

               (c) During the past 60 days, Mr. Sharp acquired 6,327,000 shares of Common Stock as described in Item 4.

               (d)  Not applicable.

               (e)  Not applicable.

          Item 6.   Contracts,     Arrangements,     Understandings      or
                    Relationships with Respect to Securities of the Issuer.

                         Mr. Sharp holds options to purchase 675,000 shares
                    of Common Stock at an exercise price of $0.44 per share for a term of five years from the date of grant.

                         Mr.  Sharp  holds  options to  purchase  2,250,000
                    shares of Common Stock at an exercise price of $0.01 per share for a term of five years from the date of grant.

                         Mr.   Sharp  is   party  to  a   letter  agreement
                    prohibiting Mr. Sharp from exercising his options until the earlier of (i) the expiration of one year from February 28, 1996, (ii) the effective date of an increase in the authorized shares of Common Stock or
                    (iii) the effective date of a reverse split of Common Stock of a split ratio of at least 1:2.

          Item 7.   Materials Filed as Exhibits.

                    (1) Second Amended and Restated Agreement and Plan of Merger, dated February 29, 1996, by and among LoneStar Hospitality Corporation, LSHC Acquisition, Inc. and Citadel Computer Systems Incorporated.

                    (2) Letter Agreement re exercise of options, by and among George Sharp, George Sharp and Steven B. Solomon.

                    (3) Option Agreement, between Citadel Computer Systems Incorporated and George Sharp, dated August 1, 1995.

                    (4) Option Agreement, between Citadel Computer Systems Incorporated and George Sharp, dated December 11, 1995.

                                      SIGNATURE

                    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.








          Date:     March 8, 1996                  /s/ George Sharp
                                                  George Sharp
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